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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Technical Olympic USA, Inc.

Full Name of Registrant

Former Name if Applicable
4000 Hollywood Boulevard, Suite 500N

Address of Principal Executive Office (Street and Number)
Hollywood, FL 33021

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See Attachment A

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen M. Wagman	954	364.4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See Attachment B

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Technical Olympic USA, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	Stephen M. Wagman, EVP & CFO

ATTACHMENT A TO FORM 12b-25
Form 10-K for the Year Ended December 31, 2006
PART III — NARRATIVE
     Although the management of Technical Olympic USA, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-K for the year ended December 31, 2006 (the “Form 10-K”), the Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense. The Registrant does presently expect that it will be able to file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.
     The Registrant is extending the filing period for its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 due to recent developments in its continued settlement discussions with representatives of the lenders in the senior and mezzanine credit facilities of its Transeastern Joint Venture. As the discussions have progressed, the Registrant is in accordance with SFAS No. 5, Accounting for Contingencies, evaluating a potential amount to be accrued in connection with a possible restructuring of the Transeastern Joint Venture. No assurance can be given as to what amounts would have to be ultimately paid in any settlement if one can be reached at all.

ATTACHMENT B TO FORM 12b-25
Form 10-K for the Year Ended December 31, 2006
PART IV — OTHER INFORMATION
     The Registrant anticipates that it will report a significant change in its results of operations for the year ended December 31, 2006 from the previous year. The Registrant anticipates that it will report a loss of $201.2 million for the year ended December 31, 2006, compared to net income of $218.3 million for the previous fiscal year primarily due to the $145.1 million impairment recognized on the investment in the Transeastern JV, a $275.0 million estimated loss contingency for the potential restructuring of the Transeastern JV and $155.5 million in inventory impairments and write-off of land deposits and abandonment costs.